

May 22, 2017

Mail Stop 4631

Via E-mail
Mary E. Meixelsperger
Chief Financial Officer
Valvoline, Inc.
100 Valvoline Way
Lexington, KY 40509

> **Re:** **Valvoline, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed December 19, 2016**
> **File No. 1-37884**

Dear Ms. Meixelsperger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, page F-4

Earnings per Share, page F-12

1. With reference to ASC 260-10-45-10, please explain your basis for utilizing the September 30, 2016 number of shares outstanding as your weighted average common shares outstanding for all periods presented. Ensure your response explains why you did not weight the 34.5 million IPO shares for the portion of the 2016 period that they were outstanding and exclude such shares in prior fiscal periods.

Please note that this comment also pertains to your earnings per share presentation in your Selected Financial Data where you indicate that per share amounts for periods prior to September 30, 2016 have been presented for comparability only. Please also address this comment as it relates to your 2017 quarterly reports.

Consolidated Statements of Stockholders Equity, page F-6

2.   In light of the restructuring steps and Separation activities, including your September 28, 2016 IPO and with reference to the applicable authoritative literature, please explain why there is a $(1,039) million balance in your Parent Company Investment account as of September 30, 2016. Please also address this comment as it relates to your 2017 quarterly reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction